CAREERLINK HOLDINGS, INC.

1907 Harney St., Suite 160

Omaha, NE 68102.

(402) 345-5025

December 8, 2022

Alexandra Barone

Staff Attorney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:	Careerlink Holdings, Inc. Offering Statement on Form 1-A Filed Originally Filed: September 19, 2022 File No. 024-11997

Dear Ms. Alexandra Barone:

This letter sets forth the request of Careerlink Holdings, Inc., (the “Company”) for Qualification of its Regulation A Offering.

Kindly be advised that Careerlink Holdings, Inc. (the "Company") requests that its Regulation A offering be qualified on Monday, December 12, 2022, at 3pm Eastern Time, or as soon as practical thereafter.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (402) 345-5025. Thank you for your attention to this matter.

Yours Truly,

/s/ Phillip Greenwood
Phillip Greenwood